AMF CAPITAL GROUP INC.
                               2424 W Main Street
                           Alhambra, California 91801
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VIA EDGAR ONLY

September 22, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Tom Kluck and Erin Martin

     Re: AMF Capital Group Inc.
         Registration Statement on Form S-1
         Filed September 5, 2008
         File Number: 333-153354

To Whom It May Concern:

In response to your letter dated September 22, 2008, AMF Capital Group Inc. wishes to address the following comment.

GENERAL

1. The Company has not checked the box on the front page of the registration statement indicating that the offering is being considered for Rule 415 as the Company does not believe market conditions make it necessary nor does it wish to execute a shelf registration and offer its securities on a future continuous or delayed basis. The Company does not intend for this to be a Rule 415 offering and as such we believe it is not appropriate to add items 512(a) and 512(h) in our undertakings in Part II of our registration statement.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Angelo Armenta
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ANGELO ARMENTA